Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368
NUVEEN GLOBAL CITIES REIT, INC.
SUPPLEMENT NO. 7 DATED OCTOBER 16, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 10, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2026;
•	to disclose the calculation of our September 30, 2026 net asset value (“NAV”) per share for each class of our common stock; and
•	to provide an update on the status of our offering.

November 1, 2026 Transaction Price
The transaction price for each class of our common stock for subscriptions accepted as of November 1, 2026 (and repurchases as of October 31, 2026) is as follows:

Transaction Price (per share)
Class T	$11.21
Class S	$11.07
Class D	$11.24
Class I	$11.20
The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of September 30, 2026. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
September 30, 2026 NAV Per Share
We calculate our NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.
VGN-NREIT-1026P

The following table provides a breakdown of the major components of our NAV as of September 30, 2026 ($ and shares in thousands):

Components of NAV	September 30, 2026
Investments in real property	$2,564,406
Investments in commercial mortgage loans	284,579
Investments in real estate debt	179,624
Investments in international affiliated funds	114,246
Investments in real estate-related securities	47,446
Cash and cash equivalents	57,130
Restricted cash	16,118
Other assets	22,066
Debt obligations	(773,600)
Other liabilities	(85,959)
Subscriptions received in advance	(14,378)
Stockholder servicing fees payable the following month(1)	(452)
Non-controlling interests in joint ventures	(123,741)
Net Asset Value	$2,287,485
Net asset value attributable to preferred stock	129
NAV attributable to common stockholders	$2,287,356
Number of outstanding shares of common stock	203,800

(1)
Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of our NAV, we recognize the stockholder servicing fee as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of September 30, 2026, we have accrued under GAAP approximately $31.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of September 30, 2026 ($ and shares in thousands, except per-share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$99,536	$516,544	$72,303	$1,330,394	$268,579	$2,287,356
Number of outstanding shares	8,876	46,648	6,434	118,816	23,026	203,800
NAV per share	$11.21	$11.07	$11.24	$11.20	$11.66	$11.22
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.05%	5.92%
Industrial - International	6.25	5.72
Healthcare	7.32	6.46
Multifamily	6.82	5.54
Multifamily - International	4.24	3.69
Grocery Anchored Retail	7.01	5.98
Single Family Housing	7.25	5.50
Office	8.06	7.28
Self-Storage	7.27	5.60

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

	Discount Rate (weighted average)		Exit Capitalization Rate (weighted average)
Property Type	0.25% decrease	0.25% increase	0.25% decrease	0.25% increase
Industrial	1.94%	(1.93)%	2.83%	(2.61)%
Industrial – International	1.75	(1.75)	2.49	(2.49)
Healthcare	1.95	(2.01)	2.48	(2.38)
Multifamily	1.92	(1.87)	2.84	(2.68)
Multifamily – International	1.93	(1.82)	5.37	(4.59)
Grocery Anchored Retail	1.86	(1.92)	2.55	(2.44)
Single Family Housing	1.98	(1.91)	3.01	(2.64)
Office	1.94	(1.79)	2.22	(2.01)
Self-Storage	1.80	(1.80)	2.70	(2.70)
Status of our Current Public Offering
In our prior public offerings we sold 214,628,246 shares of our common stock resulting in gross offering proceeds of $2,604,869,559. Our third public offering was declared effective by the SEC and commenced on November 6, 2024. In our third public offering, we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 65,956,901 shares of our common stock in this offering, resulting in gross offering proceeds of approximately $752,710,832. We intend to continue selling shares in this offering on a monthly basis.
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